Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

POSIT does not charge any subscription or connectivity fees. Historically, execution charges, if any, were individually negotiated with each Direct Subscriber. Currently, Direct Subscribers pay fees between $~~.0002~~0 and $.0065 per share. VAL and VAL Affiliates are not assessed a fee for POSIT trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.